SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements for the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 13, 2007

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period
ended September 30, 2007
Fiscal year No. 118 beginning July 1, 2007

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	62.48%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206,421	78,206,421

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30, 2007 and June 30, 2007

	09.30.07 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	28,361,667	31,829,851
Investments ( Note 4.b)	475,629,134	485,408,600
Accounts receivable (Note 4.c)	150,022,996	151,098,736
Other receivables (Note 4.d)	59,023,301	52,215,741
Inventory (Note 4.e)	827,925	7,292,187

Total Current Assets	713,865,023	727,845,115

NON-CURRENT ASSETS
Accounts receivable (Note 4.c)	37,454,467	41,967,948
Other receivables (Note 4.d)	29,732,731	32,130,923
Fixed assets (Note 4.f)	1,219,346,797	1,168,027,197
Investments (Note 4.b)	154,147,558	125,504,382
Intangible assets (Note 4.g)	1,336,301	1,713,927

Subtotal Non-Current Assets	1,442,017,854	1,369,344,377

Goodwill (Note 4.h)	(4,491,246)	(3,478,942)

Total Non Current Assets	1,437,526,608	1,365,865,435

Total Assets	2,151,391,631	2,093,710,550

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	185,586,054	179,489,405
Short-term debt (Note 4.j)	84,849,498	77,210,054
Salaries and social security payable (Note 4.k)	16,272,156	19,598,757
Taxes payable (Note 4.l)	52,133,617	44,714,889
Customer advances (Note 4.m)	61,438,750	58,548,037
Related parties (Note 5)	11,889,689	6,657,550
Dividends payable (Note 5)	—	926,400
Other liabilities (Note 4.n)	16,003,254	15,463,188

Total Debts	428,173,018	402,608,280

Provisions (Note 4.o)	540,686	733,400

Total Current Liabilities	428,713,704	403,341,680

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	—	20,804
Long-term debt (Note 4.j)	686,176,271	678,751,885
Taxes payable (Note 4.l)	27,000,104	27,660,854
Customer advances (Note 4.m)	68,115,653	65,725,449
Other liabilities (Note 4.n)	10,302,168	10,433,503

Total debts	791,594,196	782,592,495

Provisions (Note 4.o)	12,932,673	12,441,286

Total Non-Current Liabilities	804,526,869	795,033,781

Total Liabilities	1,233,240,573	1,198,375,461

Minority interest	73,104,700	71,427,862

SHAREHOLDERS’ EQUITY	845,046,358	823,907,227

Total Liabilities and Shareholders’ Equity	2,151,391,631	2,093,710,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	09.30.07 (Notes 1 and 3) Ps.	09.30.06 (Notes 1 and 3) Ps.
Revenues:
Leases and services	80,140,296	60,838,440

Credit card operations	57,993,141	40,240,341

Total revenues	138,133,437	101,078,781

Costs:
Leases and services	(25,794,098)	(18,525,771)
Credit card operations	(26,836,527)	(15,355,703)
Other	(5,455)	(18,768)

Total costs	(52,636,080)	(33,900,242)

Gross profit:
Leases and services	54,346,198	42,312,669
Credit card operations	31,156,614	24,884,638
Other	(5,455)	(18,768)

Total gross profit	85,497,357	67,178,539

Selling expenses	(21,199,609)	(10,664,313)
Administrative expenses	(23,990,086)	(16,017,296)
Net income in credit card trust	6,707,396	3,566,605
Gain from recognition of inventories at net realizable value	185,160	(10,356)

	(38,297,139)	(23,125,360)

Operating income	47,200,218	44,053,179

Equity loss from related companies (Note 5)	(14,075)	(293,933)

Amortization of goodwill	(1,012,304)	(1,170,937)

Financial gain (loss) generated by assets:
Interest income from past-due balances	1,164,100	976,474
Other interest	555,924	285,076
Interest earned by financial collocations	6,659,880	648,650
Mortgage loans interest (Torres de Abasto)	28,571	46,225
Effect on the present value accounting	(383,631)	—
Exchange differences	6,596,968	342,444
Interest income from related parties (Note 5)	23,922	12,316

Subtotal	14,645,734	2,311,185

Financial loss generated by liabilities:
Interest expense	(10,332,287)	(1,505,398)
Exchange differences	(5,523,503)	85,657
Interest and exchange differences with related parties (Note 5)	(6,478,313)	(4,573,205)
Other interests	(6,166)	(322,656)
Tax interests	(81,009)	(38,488)

Subtotal	(22,421,278)	(6,354,090)

Financial results, net	(7,775,544)	(4,042,905)

Other income and expenses, net (Note 4.p.)	375,310	(1,603,456)

Income before taxes and minority interest	38,773,605	36,941,948

Income tax	(15,958,126)	(15,283,702)
Minority interest	(1,676,348)	(2,327,298)

Net income	21,139,131	19,330,948

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	09.30.07 (Notes 1 and 3) Ps.	09.30.06 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	485,496,379	56,404,655
Cash and cash equivalents as of the end of the period	467,098,981	59,280,216

Net (decrease) increase in cash and cash equivalents	(18,397,398)	2,875,561

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	21,139,131	19,330,948
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	5,831,495	1,331,341
Depreciation of fixed assets	18,471,798	15,830,638
Amortization of intangibles assets	377,677	376,142
Amortization of goodwill	1,012,304	1,170,937
Amortization of impairment of intangible assets	(51)	—
Net result of fixed assets retired	100,937	—
Charge of provision for contingencies	690,737	1,651,413
Charge of allowance for doubtful accounts	2,245,135	344,046
Provision for directors’ fees	2,466,442	2,067,945
Gain from valuing of inventories at fair market value	(185,160)	10,356
Doubtful recoverable expenses	72,718	159,952
Net loss in credit card trust	(5,854,423)	(1,578,644)
Net loss on equity investments	—	293,933
Minority interest	1,676,348	2,327,298
Income tax	15,958,126	15,283,702
Changes in operating assets and liabilities:
Increase in accounts receivable	(25,929,177)	(10,057,147)
Increase in other receivables and prepaid expenses	(8,256,277)	(7,969,714)
Decrease in inventory	126,309	78,174
Increase in trade accounts payable	2,722,851	12,642,420
Increase in customer advances	7,976,597	712,203
Decrease in taxes payable	(7,911,839)	(2,081,178)
Decrease in salaries and social security payable	(3,326,601)	(1,858,391)
Decrease in provision for contingencies	(392,064)	(62,275)
Decrease in other liabilities	(2,057,225)	(266,894)
Increase (Decrease) in due to related parties	5,215,039	(1,350,403)
Increase (Decrease) in accrued interest	10,800,037	(4,274,440)

Net cash provided by operating activities	42,970,864	44,112,362

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(62,471,180)	(9,249,222)
Advances for shares purchase	(757,761)	—
Decrease (Increase) in investments	5,922,457	(9,532,140)
Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	2,102,251	—
Guarantee deposit for construction and purchase of garages	—	(4,902,400)
Loans granted to related parties	—	(285,000)
Acquisition of plots of land	(2,501)	(1,076,975)

Net cash used in investing activities	(55,206,734)	(25,045,737)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(653,820)	(9,258,000)
Payment of dividends	(926,400)	—
Settlement of advances in bank checking accounts	(4,581,308)	(7,868,533)
Debt cancellation for company purchase (Mendoza Plaza Shopping S.A.)	—	(5,483,731)
Proceeds from short-term debts	—	6,419,200

Net cash used in financing activities	(6,161,528)	(16,191,064)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,397,398)	2,875,561

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	09.30.07 Ps.	09.30.06 Ps.
Additional information
Cash paid during the period for:
– Interest	10,512,188	11,700,147
– Income tax	1,797,675	2,164,176

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	10,158
– Transference of inventory to non-current investments	3,827,433	—
– Increase in issuance expenses of Notes through an increase in accounts payable	676,902	—
– Increase in liabilities due to related parties through a decrease in minority interest	—	584,314
– Increase in fixed assets through an increase in trade account payable	2,676,092	—
– Liquidation of interest in credit card receivable	29,273,263	3,356,977

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

NOTE 1:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of September 30, 2007 and June 30, 2007 and the statements of income and cash flows the three-month periods ended September 30, 2007 and 2006 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the three-month periods ended September 30, 2007 and 2006 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Consolidated results for the three-month periods ended September 30, 2007 and 2006 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	09.30.07	09.30.06
Emprendimiento Recoleta S.A.	53.68	53.68	09.30.07
Tarshop S.A.	80	80	09.30.07
Shopping Neuquén S.A.	94.623	94.623	09.30.07
Inversora del Puerto S.A. (4)	—	99.9917	09.30.07
Shopping Alto Palermo S.A.	99.9999	99.9999	09.30.07
Fibesa S.A.	99.9999	99.9999	09.30.07
Mendoza Plaza Shopping S.A.	85.40	85.40	09.30.07
Conil S.A.	50	50	09.30.07
Empalme S.A.I.C.F.A. y G. (2)	100	—	09.30.07
Panamerican Mall S.A	80	—	09.30.07
E-Commerce Latina S.A.(1) (3)	100	50	09.30.07

(1)	See Note 15 to the unaudited basic Financial Statements.
(2)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).
(3)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).
(4)	On September 28, 2007 this Company has been liquidated.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivable pursuant to the securitization program of credit card receivable of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at the end of the period / year and time deposits are valued at face value plus accrued interest. The participations in mutual funds and in Garantizar S.G.R, have been valued at quotation value in force at the end of the period / year.

b.2.	Interest in other companies and other non-current investments

As of September 30, 2007 and June 30, 2007 includes Certificados de Participación (CPs), which has been accounted for under the equity method.

c.	Goodwill

They represent differences between purchase prices and net market values of assets acquired, restated as mentioned in Note 1., which are amortized by the straight-line method over a not longer period than sixteen years. (Note 2.9 to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.07 Ps.	06.30.07 Ps.
Cash in local currency	2,638,704	2,819,359
Cash in foreign currency	470,236	310,513
Banks in local currency	18,027,444	16,431,500
Banks in foreign currency	7,225,283	12,268,479

Total cash and banks	28,361,667	31,829,851

b)	Investments:

	09.30.07 Ps.	06.30.07 Ps.
Current
Mutual funds	147,374,265	448,642,297
Time deposits in foreign currency	146,578,569	—
Time deposits in local currency	144,784,480	5,024,231
Retained interests in transferred credit card receivable (i)	26,125,288	22,103,730
BODEN 2008 bonds (i)	6,915,746	403,703
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,452,193	1,661,969
Garantizar SGR (i)	1,358,520	1,380,420
PRE 2008 bonds (i)	1,006,323	—
BONTE 2006 bonds (i) (Note 7)	33,750	33,750
NOBACS bonds (i)	—	6,158,500

Total	475,629,134	485,408,600

(i) Not considered as cash equivalent for purposes of the unaudited consolidated statements of cash flows.

Non current
Land reserves
- Caballito plot of land	36,683,255	36,680,754
- Torres Rosario	19,937,914	16,110,481
- Air Space Supermercado Coto	13,143,445	13,143,445
- Other real estate	2,778,468	2,778,468
Other investments – Tarshop S.A. trust	79,738,476	55,682,995
Advances for shares purchasing	1,866,000	1,108,239

Total	154,147,558	125,504,382

Total other investments	629,776,692	610,912,982

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c)	Accounts receivable:

	09.30.07 Ps.	06.30.07 Ps.
Current
Credit card receivable – Tarjeta Shopping	79,778,319	86,328,981
Checks to be deposited	43,657,702	31,626,070
Leases and services receivable	34,788,476	40,568,938
Debtors under legal proceedings	24,023,082	21,567,616
Pass-through expenses receivable	13,593,201	15,342,081
Receivable from the sale of Alcorta Plaza’s land	6,234,011	6,008,654
Notes receivable	2,068,410	2,599,610
Mortgage receivable – Torres Abasto	492,981	467,107
Credit card receivable	24,613	4,362
Less:
Allowance for doubtful accounts	(54,637,799)	(53,414,683)

Total	150,022,996	151,098,736

Non-current
Credit card receivable – Tarjeta Shopping	36,946,031	42,531,777
Mortgage receivable – Torres Abasto	392,306	413,658
Notes receivable	1,955,064	940,788
Leases and services receivable	19,099	36,270
Less:
Allowance for doubtful accounts	(1,858,033)	(1,954,545)

Total	37,454,467	41,967,948

Total accounts receivable	187,477,463	193,066,684

d)	Other receivables:

	09.30.07 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	18,819,300	14,277,423
Prepaid expenses	12,841,476	12,883,270
Value Added Tax (VAT) receivable	7,541,689	7,444,500
Prepaid services	6,804,808	5,327,165
Receivables from trust guarantee funds (Note 7)	2,780,085	2,925,726
Gross revenue tax credit	1,921,786	1,158,026
Other tax credits	1,903,149	1,448,873
Asset tax credits	1,762,223	3,734,988
Prepaid gross revenue tax	1,018,715	963,185
Income tax, net	465,827	212,010
Guarantee deposits	305,587	306,357
Other prepaid taxes	367,665	445,031
Expenses to be recovered	2,060,811	2,015,799
Allowance for doubtful accounts	(2,060,811)	(2,015,799)
Other	2,490,991	1,089,187

Total	59,023,301	52,215,741

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	09.30.07 Ps.	06.30.07 Ps.
Non-Current
Receivables from trust guarantee funds (Note 7)	10,484,972	18,975,778
Deferred income tax	12,753,213	10,977,401
Asset tax credits	1,355,359	399,445
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Deferred tax allowance	(1,017,144)	(246,997)
Prepaid gross revenue tax	1,241,745	1,149,495
Guarantee deposits	559,912	503,571
Value Added Tax (VAT) receivable	4,828,860	352,926
Prepaid expenses	217,235	232,832
Other taxes receivable	(691,421)	(213,528)

Total	29,732,731	32,130,923

Total other receivables	88,756,032	84,346,664

e)	Inventory:

	09.30.07 Ps.	06.30.07 Ps.
Current
Torres de Abasto	622,538	621,628
Resale merchandise	205,387	332,606
Torres de Rosario	—	6,337,953

Total	827,925	7,292,187

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

f)	Fixed assets:

	09.30.07 Ps.	06.30.07 Ps.
Properties:
Shopping Centers:
Alto Palermo	171,006,156	175,517,195
Abasto	179,558,792	180,925,725
Patio Bullrich	101,936,978	102,478,599
Mendoza Plaza	88,166,728	89,004,279
Alto Avellaneda	83,266,467	85,184,841
Alto Rosario	85,062,956	85,685,382
Paseo Alcorta	58,084,807	58,855,041
Alto Noa	26,521,804	27,040,264
Buenos Aires Design	15,414,784	16,033,244
Panamerican Mall	153,811,790	149,066,729
Córdoba shopping –Villa Cabrera	74,419,102	75,496,760
Facilities	16,297,863	15,740,060
Neuquén project	10,321,481	12,301,802
Other properties	41,528,482	8,859,879
Furniture and fixture	7,503,529	6,582,595
Computer equipment	5,264,971	5,651,177
Leasehold improvements	2,404,125	2,702,354
Software	4,082,224	4,239,107
Vehicles	44,177	50,483
Financial advance for purchase of fixed assets	24,865,893	36,881,982

Work in progress:
- Shopping centers improvements	69,783,688	29,729,699

Total Fixed assets	1,219,346,797	1,168,027,197

g)	Intangible assets:

	09.30.07 Ps.	06.30.07 Ps.
Pre-operating expenses	1,227,558	1,591,208
Trademarks	108,743	122,719

Total Intangible assets	1,336,301	1,713,927

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h)	Goodwill:

	09.30.07 Ps.	06.30.07 Ps.
- Fibesa S.A.	5,988,677	6,502,016
- Shopping Alto Palermo S.A.	—	615,711
- Tarshop S.A.	181,683	242,254
- Emprendimiento Recoleta S.A.	(466,995)	(485,675)
- Empalme S.A.I.C.F.A. y G.	(10,194,611)	(10,353,248)

Total Goodwill	(4,491,246)	(3,478,942)

i)	Trade accounts payable:

	09.30.07 Ps.	06.30.07 Ps.
Current
Suppliers	165,405,472	154,615,086
Accruals Accruals	19,055,924	23,399,481
Foreign suppliers	753,110	1,009,975
Other	371,548	464,863

Total	185,586,054	179,489,405

Non-current
Foreign suppliers	—	20,804

Total	—	20,804

Total Trade accounts payable	185,586,054	179,510,209

j)	Short-term and long-term debt:

	09.30.07 Ps.	06.30.07 Ps.
Current
- Banks
Standard Bank loan (formerly Bank Boston) (Note 7)	9,900,000	8,500,000
Banco Ciudad de Buenos Aires loan (Note 7)	1,925,951	1,925,951
Overdrafts	35,424,950	40,006,258
Bank Interests (Note 7)	513,474	593,376
Interest payable to credit card trust	3,590,483	1,108,691

Subtotal	51,354,858	52,134,276

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	09.30.07 Ps.	06.30.07 Ps.
- Financial
Seller financing – Empalme S.A.C.I.F.A. y G. – Principal	12,600,000	12,372,000
Seller financing – Empalme S.A.C.I.F.A. y G. – Accrued interest	292,950	9,279
Accrued interest for Senior Notes and unsecured
Convertible Notes (Note 5)	2,975,359	6,483,373
Accrued interest from Senior Notes	18,035,135	6,412,646
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,130,998)	(1,016,499)
Mortgage loans (Note 7)	—	105,754
Others	722,194	709,225

Subtotal	33,494,640	25,075,778

Total	84,849,498	77,210,054

Non current
- Banks
Standard Bank (formerly Bank Boston) (Note 7)	1,400,000	2,800,000
Bank Ciudad de Buenos Aires loan (Note 7)	2,342,556	2,797,357

Subtotal	3,742,556	5,597,357

- Financial
Seller financing - Empalme S.A.C.I.F.A. y G - Principal	6,300,000	6,186,000
Unsecured convertible Notes (Note 5)	148,767,992	146,076,000
US Notes and Argentine peso-linked Notes - Principal	532,020,000	525,180,000
Deferred charges related to fees and expenses in connection with the issuance of Notes	(5,084,064)	(4,823,494)
Other	429,787	536,022

Subtotal	682,433,715	673,154,528

Total	686,176,271	678,751,885

Total short-term and long-term debt	771,025,769	755,961,939

k)	Salaries and social security payable:

	09.30.07 Ps.	06.30.07 Ps.
Provision for annual complementary salary, vacation and bonuses	8,544,134	14,820,470
Social security payable	4,559,895	3,534,160
Salaries payable	460,526	643,815
Other (1)	2,707,601	600,312

Total salaries and social security payable	16,272,156	19,598,757

(1) Includes debt related to the compensation plan for executive management.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

l)	Taxes payable:

	09.30.07 Ps.	06.30.07 Ps.
Current
Income tax	32,120,510	26,214,599
Value Added Tax (VAT) payable, net	8,852,623	9,465,250
Other tax withholdings	6,441,552	3,918,065
Gross revenues tax provision	2,008,279	2,162,088
Provision for tax on personal assets of shareholders	412,409	274,939
Other taxes payable	390,695	1,175,750
Gross revenues tax withholdings	551,987	502,190
Asset tax payable, net	990,078	643,533
Gross revenues tax accrued (not claimable)	179,603	176,714
Tax amnesty plan for gross revenues tax payable	185,881	181,761

Total	52,133,617	44,714,889

Non current
Deferred income tax	25,565,007	26,177,713
Tax amnesty plan for gross revenues tax payable	1,435,097	1,483,141

Total	27,000,104	27,660,854

Total taxes payable	79,133,721	72,375,743

m)	Customer advances:

	09.30.07 Ps.	06.30.07 Ps.
Current
Admission rights	31,664,141	29,939,070
Lease and pass-through expenses advances (Note 11)	15,213,305	13,148,462
Customer advances	13,273,497	11,457,466
Guarantee deposits	1,287,807	1,492,519
Advance for the sale of Torres Rosario land	—	2,510,520

Total	61,438,750	58,548,037

Non-current
Admission rights	38,296,287	35,531,056
Lease and pass-through expenses advances (Note 11)	29,819,366	28,376,684
Customer advances	—	1,817,709

Total	68,115,653	65,725,449

Total customer advances	129,554,403	124,273,486

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

n)	Other liabilities:

	09.30.07 Ps.	06.30.07 Ps.
Current
Provision for directors’ fees (Note 5)	12,194,527	10,547,301
Advances to directors (Note 5)	(315,647)	(954,771)
Donations payable (Note 5)	3,003,470	4,363,470
Contributed leasehold improvements (Note 9)	525,525	525,525
Withholdings and guarantee deposits	220,264	220,264
Other	375,115	761,399

Total	16,003,254	15,463,188

Non-current
Contributed leasehold improvements to be accrued (Note 9)	10,290,068	10,421,404
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	100	99

Total	10,302,168	10,433,503

Total Other liabilities	26,305,422	25,896,691

o)	Provisions:

	09.30.07 Ps.	06.30.07 Ps.
Current:
Provisions for contingencies	540,686	733,400

Total	540,686	733,400

Non current:
Provisions for contingencies	12,932,673	12,441,286

Total	12,932,673	12,441,286

Total Provisions	13,473,359	13,174,686

p)	Other income and expenses, net:

	09.30.07 Ps.	09.30.06 Ps.
Allowance recovery	484,359	—
Contingencies, net	101,916	(1,624,262)
Donations	(16,403)	(120)
Charge of doubtful receivables	(72,718)	(159,952)
Tax on personal assets of shareholders (Note 5)	(137,470)	(134,247)
Other	15,626	315,125

Total other income and expenses, net	375,310	(1,603,456)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2007 Ps.	09.30.2006 Ps.	09.30.2007 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,699,683	2,849,470
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(4,336,898)	(3,045,074)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,325,746)	(1,391,606)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,999,511)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(99,975,525)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(592,766)	(174,889)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	780,496	11,088	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(974,763)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,738,161)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,114,246)	(1,484,476)	—	—
Other Shareholders	Shareholder	Other expenses, net Tax on personal assets	(137,470)	(134,247)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 01.01.07	Administration fees	1,500	1,500	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 01.01.07	Related parties results	—	(293,933)	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Administration fees	10,500	10,500	—	—
Comercializadora Los Altos S.A. (fAltocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Interest income	—	12,316	—	—
Inversora del Puerto	Subsidiary of Alto Palermo S.A. (APSA)	Related parties result	(14,075)	—	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,717	2,717
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(166,899)	(160,014)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(131,153)	(105,022)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2007 Ps.	09.30.2006 Ps.	09.30.2007 Ps.	06.30.2007 Ps.
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	2,182	—	—	—
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(42,350)	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,658,831	1,883,805
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,069,570)	(918,967)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(473,379)	(551,585)	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	5,367	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	101,980	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(31,733)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,895	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(312,742)	(208,530)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(276,638)	(285,613)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	13,156,397	8,320,183
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(2,719,768)	(2,226,369)
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(2,880,822)	(728,906)
Loans to personnel	Employees	Other current receivables	—	—	757,487	768,765
Loans to personnel	Employees	Interest income	23,922	—	—	—
Loans to personnel	Employees	Current payable with related parties	—	—	—	(4,609)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	783,560	643,587	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables	—	—	267,822	268,174
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(993,825)	(959,196)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(32,363)	(42,002)	—	—
Directors	Directors	Short-term debt	—	—	(630)	(1,373)
Directors	Directors	Long-term debt	—	—	(31,500)	(30,930)
Directors	Directors	Interests and exchange differences with related parties	(1,366)	(959)	—	—
Directors and management	Directors	Other current receivables	—	—	10,179	5,450
Directors	Directors	Other current liabilities	—	—	(11,878,880)	(9,592,530)
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	—	(2,423,345)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2007 Ps.	09.30.2006 Ps.	09.30.2007 Ps.	06.30.2007 Ps.
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,000,000)	(2,300,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,958	3,951
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,452,193	1,661,969
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	17,303	102,522
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(115,647)	(55,800)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	152,598	57,138
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(455)	(955)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,806)	(22,394)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(989)	(694)	—	—
Owners consortium of Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	1,408
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	3,422
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	4,470	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	(64)	(64)
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,360	1,059
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(366)	(366)
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	956	952
Constructora San José Argentina S.A.	Shareholder of Panamerican Mall S.A.	Current payable with related parties	—	—	(2,230,157)	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	75,222	—
Bapro S.A.	Shareholder of Emprendimiento Recoleta S.A.	Dividends payables	—	—	—	(926,400)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:	SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 09.30.07 Ps.	Total as of 09.30.06 Ps.
Revenues	80,650,371	57,993,141	45,800	138,689,312	(555,875)	138,133,437	101,078,781
Costs	(25,775,476)	(27,392,402)	(24,077)	(53,191,955)	555,875	(52,636,080)	(33,900,242)

Total gross profit as of 09.30.07	54,874,895	30,600,739	21,723	85,497,357	—	85,497,357	—

Total gross profit as of 09.30.06	42,528,639	24,583,175	8,636	67,120,450	58,089	—	67,178,539

Expenses:
Selling expenses	(6,678,490)	(14,519,516)	(1,603)	(21,199,609)	—	(21,199,609)	(10,664,313)
Administrative expenses	(8,263,838)	(15,726,248)	—	(23,990,086)	—	(23,990,086)	(16,017,296)
Net income in credit card trust	—	6,707,396	—	6,707,396	—	6,707,396	3,566,605
Gain from recognition of inventories at net realizable value	—	—	185,160	185,160	—	185,160	(10,356)

Operating income 09.30.07	39,932,567	7,062,371	205,280	47,200,218	—	47,200,218	—

Operating income (loss) 09.30.06	33,307,996	10,704,455	(17,361)	43,995,090	58,089	—	44,053,179

Equity loss from related companies	(14,075)	—	—	(14,075)	—	(14,075)	(293,933)
Amortization of goodwill	(951,741)	(60,563)	—	(1,012,304)	—	(1,012,304)	(1,170,937)
Financial results, net	(8,226,325)	257,731	193,050	(7,775,544)	—	(7,775,544)	(4,042,905)
Other expense, net	353,506	21,804	—	375,310	—	375,310	(1,603,456)

Net income before taxes and minority interest 09.30.07	31,093,932	7,281,343	398,330	38,773,605	—	38,773,605	—

Net income before taxes and minority interest 09.30.06	26,367,803	10,534,794	39,351	36,941,948	—	—	36,941,948

Income tax expense	(14,552,774)	(1,265,937)	(139,415)	(15,958,126)	—	(15,958,126)	(15,283,702)
Minority interest	(461,154)	(1,215,194)	—	(1,676,348)	—	(1,676,348)	(2,327,298)

Net income 09.30.07	16,080,004	4,800,212	258,915	21,139,131	—	21,139,131	—

Net income 09.30.06	13,645,423	5,659,947	25,578	19,330,948	—	—	19,330,948

Depreciation and amortization 09.30.07 – 3 months	18,865,975	995,753	—	19,861,728	—	19,861,728	—

Depreciation and amortization 06.30.07 – 12 months	71,131,062	2,841,691	—	73,972,753	—	—	73,972,753

Acquisitions of fixed assets 09.30.07– 3 months	69,054,297	872,022	—	69,926,319	—	69,926,319	—

Acquisitions of fixed assets 06.30.07 – 12 months	337,079,369	7,380,884	—	344,460,253	—	—	344,460,253

Operating assets as of 09.30.07	1,347,737,351	139,818,817	7,349,531	1,494,905,699	—	1,494,905,699	—

Operating assets as of 06.30.07	1,289,959,675	139,656,913	21,189,223	1,450,805,811	—	—	1,450,805,811

Non operating assets as of 09.30.07	524,607,336	131,878,596	—	656,485,932	—	656,485,932	—

Non operating assets as of 06.30.07	524,291,349	118,598,921	14,469	642,904,739	—	—	642,904,739

Total assets as of 09.30.07	1,872,344,687	271,697,413	7,349,531	2,151,391,631	—	2,151,391,631	—

Total assets as of 06.30.07	1,814,251,024	258,255,834	21,203,692	2,093,710,550	—	—	2,093,710,550

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3 to the unaudited consolidated financial statements. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

•

As of June 30, 2007, short-term debt included a debt from Shopping Neuquén S.A. for Ps. 105,754, which was guaranteed by a mortgage over the plot of land acquired for Ps. 3,313,620. To the date of these unaudited financial statements such mortgage has been fully cancelled, being still to be subscribed the mortgage cancellation deed.

•

The banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. for Ps. 4,490,955, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XII, XIV, XVI and XVIII. Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV and XXVI for Ps. 11,591,026 were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7:	(Continued)

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 11).

•	The current investments accounts include BONTE 2006 titles for Ps. 33,750, which are deposited as rental guarantee.

•

The accounts receivable financial trusts as credit protection for investors include the contingency funds of financial trust that as of September 30, 2007 amounted to Ps. 11,077,991. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8:	(Continued)

Our subsidiary Tarshop S.A. agreed to a securitization program for the consumption portfolio aimed at insuring the long-term financing, thus directly having access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 737.2 million as of September 30, 2007 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 630.1 million, TDF Series “B” for Ps. 43.4 million, CP Series “C” for Ps. 63.5 million, and CP Series “D” for Ps. 0.2 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investment through a public offering in Argentina. Tarshop has made cash reserves for losses in the amount of Ps. 21.6 million as credit protection of investors.

NOTE 9:	CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 167,946 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,435,427 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the basic unaudited financial statements.

NOTE 10:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket and a housing building.

During June 2001, Shopping Neuquén S.A. had requested the Municipality of Neuquén an extension in the original construction schedule and an authorization to be allowed transfer to third parties some of the plots of land into which such plot is divided. Such request was originally rejected by the Municipal Executive by Decree

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 10:	(Continued)

No. 1437/02 which had likewise declared the forfeiture of rights emerging from Ordinance no. 5178, forfeiting the improvements introduced and the expenses made in favor of the Municipality of Neuquén, not entitled to indemnification or claim whatsoever, thus terminating the agreements to purchase the plot.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and had requested on January 21, 2003 that the administrative action be revoked, and offered and attached documentary evidence including the reasons to request such annulment. It also requested to be allowed to submit a new term schedule which would be prepared in line with the current scenario and including reasonable short- and medium-term projections. The Municipal Executive rejected the recourse referred to above through Decree No. 585/2003. Consequently, on September 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees No. 1437/2002 and 585/2003 that the Municipal Executive had issued. On December 21, 2004 Shopping Neuquén S.A. was notified of a resolution from the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. The Company filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

Finally, on December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was ratified by the Municipal Council of Neuquén and the ordinance that was issued was passed by the Municipal Executive on January 12, 2007.

The agreement provides that Shopping Neuquén S.A. shall file a new draft urban project together with an adaptation to the environmental impact study and a subdivision plan of the property within 120 days after executing the agreement. The draft Project should be approved by the Municipality of Neuquén within 30 days after being submitted, and once approved, within 150 days, the Company should submit to the Municipality the respective work plans. Once the work plans have been registered by the Municipality, works shall start not later than 90 days, as from such registration date. The first stage of the work (contemplating the minimum construction of 21,000

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 10:	(Continued)

square meters for the commercial center and 10,000 square meters for the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

On March 28, 2007, the Company submitted to the Municipality of Neuquén a new draft project and the extension to the environmental impact study. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that the Company responds to such matter within a reasonable time. On July 17, 2007, Shopping Neuquén responded the requirements for information and on September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date Shopping Neuquén S.A. has a 150 days term to submit the work plans.

Likewise, on December 13, 2006, Shopping Neuquén S.A. entered into a pre-purchase agreement with P.Y.E. Sociedad Anónima for the plot E-UNO which was partially modified according to a legal instrument of September 20, 2007. The sale was subject to certain conditions that have been complied with. Also, it was conditioned upon the acquaring company earmarking the plot exclusively for the construction of a hotel, which does not exclude that as an accessory the acquiring company may construct one or two office buildings. The plot has a total area of 4,332.04 square meters and the sale price was established in USD 119,131. The title deed and the conveyance of possession shall take place 60 days after the date on which the agreed-upon conditions have been complied with.

NOTE 11:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”).The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11:	(Continued)

additional five-ear periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC, SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

A right in rem of antichresis was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement and by which NAI INTERNACIONAL II, INC. is guaranteed the regular use and exploitation of the “cinema center” including those that imply restrictions on the use or title by Empalme S.A.I.C.F.A. y G. or by third parties, comprise the previously mentioned right in rem.

•

It was formalized the extension granted as from January 1, 2002 to suspend occupation payments due by tenant to landlord and payments towards principal and interest thereon that the landlord makes to the creditor for a six-month period as from the previously mentioned date. As from July 2002, payments for such payments reassumed.

Principal owed as of September 30, 2007 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in the “Customers advances” - Lease and pass-through expenses advances for Ps. 16,495,228 (Note 4.m).

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30, 2007 and June 30, 2007

	09.30.07 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	3,013,948	8,720,856
Investments (Schedules D and I)	382,119,438	378,835,391
Accounts receivable, (Note 3.b and Schedule I)	53,088,652	50,810,256
Other receivables (Note 3.c and Schedule I)	56,260,220	33,311,338
Inventory (Note 3.d and Schedule F)	756,222	7,223,573

Total Current Assets	495,238,480	478,901,414

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	2,211,826	1,347,324
Other receivables (Note 3.c and Schedule I)	1,120,420	1,065,076
Equity investments (Schedule C)	562,286,461	613,600,127
Investments (Schedules D)	74,136,082	69,548,387
Fixed assets (Schedule A)	628,031,487	602,848,327
Intangible assets (Schedule B)	220,114	593,781

Total Non-Current Assets	1,268,006,690	1,289,003,022

Total Assets	1,763,245,170	1,767,904,436

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	19,034,424	15,954,389
Short-term debt (Note 3.f and Schedule I)	67,577,297	63,214,822
Salaries and social security payable (Note 3.g and
Schedule I)	7,354, 943	11,468,359
Taxes payable (Note 3.h and Schedule I)	17,798,684	12,492,267
Customer advances (Note 3.i and Schedule I)	38,989,763	36,765,875
Related parties (Note 5 and Schedule I)	6,262,318	53,987,852
Other liabilities (Note 3.j and Schedule I)	11,667,190	11,046,959

Total Current liabilities	168,684,619	204,930,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	—	20,804
Long-term debt (Note 3.f and Schedule I)	681,688,928	672,309,206
Taxes payable (Note 3.h and Schedule I)	26,763,233	27,266,554
Customer advances (Note 3.i and Schedule I)	35,171,324	34,059,159
Other liabilities (Note 3.j and Schedule I)	12,000	65,008

Total debts	743,635,485	733,720,731

Provisions (Note 3.k and Schedule I)	5,878,708	5,345,955

Total Non-Current Liabilities	749,514,193	739,066,686

Total Liabilities	918,198,812	943,997,209

SHAREHOLDERS´ EQUITY (per related statement)	845,046,358	823,907,227

Total Liabilities and Shareholders’ Equity	1,763,245,170	1,767,904,436

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	09.30.07 (Notes 1 and 2) Ps.	09.30.06 (Notes 1 and 2) Ps.
Revenues:
Leases and services	49,417,547	37,871,924

Total revenues	49,417,547	37,871,924

Costs:
Leases and services (Schedule H)	(14,658,246)	(11,253,155)
Other (Schedule F)	(5,455)	(18,768)

Total costs	(14,663,701)	(11,271,923)

Gross profit :
Leases and services	34,759,301	26,618,769
Other	(5,455)	(18,768)

Gross profit	34,753,846	26,600,001

Selling expenses (Schedule H)	(3,591,297)	(1,685,194)
Administrative expenses (Schedule H)	(6,232,252)	(5,451,416)

Subtotal expenses	(9,823,549)	(7,136,610)

Gain from recognition of inventories at net realizable value	185,160	(10,357)

Operating income	25,115,457	19,453,034

Net income on equity investments (Note 6)	12,057,254	12,607,475

Financial gain generated by assets
Interest income from related parties (Note 5)	151,275	76,107
Interest income from past-due receivables	674,342	581,745
Other interest	478,513	235,696
Mortgage loans interest (Torres de Abasto)	28,571	46,225
Interest earned from financial collocations	5,457,786	1,190
Exchange differences	6,498,243	298,697

Subtotal	13,288,730	1,239,660

Financial loss generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(6,451,040)	(6,013,097)
Financial costs	(9,978,938)	(1,143,654)
Exchange differences	(5,391,468)	4,281
Interests on taxes payable	(49,890)	(47,504)
Other interests	(29)	(316,102)

Subtotal	(21,871,365)	(7,516,076)

Financial results, net	(8,582,635)	(6,276,416)

Other income and expenses, net (Note 3.l)	215,511	(1,190,729)

Income before taxes	28,805,587	24,593,364

Income tax (Note 9)	(7,666,456)	(5,262,416)

Net income for the period	21,139,131	19,330,948

Net basic earnings per share (Note 8)	0.0270	0.0247

Net diluted earnings per share (Note 8)	0.0113	0.0099

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	Shareholders’ contributions				Appraisal
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	revaluation Reserve (Note 2.18) Ps.	New projects reserve Ps.	Legal reserve (Note 12) Ps.	Accumulated retained earnings Ps.	Total as of September 30, 2007 Ps.	Total as of September 30, 2006 Ps.
Balances as of the beginning of the year	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	64,056,564	823,907,227	806,840,505
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	—	10,158
Net income for the period	—	—	—	—	—	—	—	21,139,131	21,139,131	19,330,948

Balances as of September 30, 2007	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	85,195,695	845,046,358	—

Balances as of September 30, 2006	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	—	10,655,238	125,941,429	—	826,181,611

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	09.30.07 (Notes 1 and 2) Ps.	09.30.06 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	387,556,247	22,212,671
Cash and cash equivalents at the end of the period	377,608,892	15,988,006

Decrease in cash and cash equivalents	(9,947,355)	(6,224,665)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:	21,139,131	19,330,948
Net income for the period
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	5,413,662	1,006,294
• Doubtful recoverable expenses	72,718	159,952
• Depreciation of fixed assets	9,711,146	8,847,931
• Amortization of intangible assets	373,367	373,367
• Provision for contingencies	733,853	1,192,168
• Net carrying value of decreases in fixed assets	100,936	—
• Provisions for Directors’ fees	1,854,288	1,632,113
• Net income on equity investments	(12,057,254)	(12,607,475)
• Valuation of inventory at net realization value	(185,160)	10,357
• Charge of allowance for doubtful accounts	1,116,674	261,013
• Income tax	7,666,456	5,262,416
Changes in operating assets and liabilities:
• (Increase) Decrease in accounts receivable	(4,259,572)	1,788,018
• Increase in other receivables	(6,406,275)	(5,335,234)
• Decrease in inventory	129,398	24,999
• Increase (Decrease) in trade accounts payable	2,382,329	(2,548,356)
• Increase in customer advances	6,031,733	1,736,902
• Decrease in salaries and social security payable	(4,113,416)	(2,129,719)
• Decrease in taxes payable	(2,863,360)	(691,742)
• Decrease in other liabilities	(1,287,065)	(124,347)
• Decrease in provisions	(201,100)	(53,262)
• Decrease in related parties	(233,952)	(1,222,137)
• Increase (Decrease) in accrued interest	9,105,833	(2,302,073)

Net cash provided by operating activities	34,224,370	14,612,133

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of investments	(7,524,494)	(1,076,975)
• Dividends collected	1,073,600	—
• Acquisitions of land reserves	(2,501)	—
• Guarantee deposit for construction and purchase of garages	—	(4,902,400)
• Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	2,102,251	—
• Acquisition of fixed assets	(34,995,242)	(4,689,303)
• Advances for shares purchase	(757,761)	—
• Proceeds for the liquidation of Inversora del Puerto	16,011	—
• Irrevocable contributions in related parties	(210,000)	(46,000)
• Collection of receivables from related parties	250,000	2,543,913
• Loans granted to related parties	—	(285,000)

Net cash used in investing activities	(40,048,136)	(8,455,765)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A.	—	(5,483,731)
• Related parties loans	—	10,083,031
• Payment of loans	—	(9,258,000)
• Advances in bank checking accounts	(4,123,589)	(7,722,333)

Net cash used in financing activities	(4,123,589)	(12,381,033)

Net decrease in cash and cash equivalents	(9,947,355)	(6,224,665)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	09.30.07 Ps.	09.30.06 Ps.
Additional information
- Interest paid	8,533,554	8,288,561

Non-cash activities:
- Conversion of unsecured convertible Notes into ordinary shares	—	10,158
- Offsetting of related parties accounts payable and receivable	1,526,798	3,771,295
- Increase in related parties accounts receivable through a decrease in equity investments	21,623,318	677,268
- Transference of inventory to non-current investments	3,827,433	—
- Decrease in liabilities due to related parties through a decrease in equity investments	46,581,654	—
- Increase in expenses from the issuance of Notes through an increase in accounts payable	676,902	—

Alejandro G. Elsztain Executive Vice-president acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial statements corresponding to the three-month periods ended September 30, 2007 and 2006 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the three-month periods ended September 30, 2007 and 2006 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these unaudited financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of September 30, 2007 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 90.2 million approximately, which should be charged to results of previous years for Ps. 92.4 million (loss) and to results of the year for Ps. 2.2 million (gain).

(ii)	a decrease in assets for equity investments of Ps. 58.1 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous years for Ps. 57.7 million (loss) and to results of the year for Ps. 0.4 million (loss).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 1:	(Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in million of Pesos)	Amount arising from equity investments (in million of Pesos)
No fixed term	19.7	6.2
2007	4.0	4.8
2008	4.0	4.8
2009	4.0	4.8
2010	4.0	4.8
2011	4.0	4.8
In greater than 2012	50.5	27.9

	90.2	58.1

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the three-month period ended September 30, 2006 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds and Government bonds have been valued at quotation value in force at year / period end.

Time deposits have been valued at its face value plus accrued interest at the end of the period.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares and the goodwill resulting from the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: Lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values requires complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins or when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at each period closing.

See the breakdown of investments in land reserve in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company capitalizes interest cost generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/revenues contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income, are valued at net realization value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation expenses were amortized using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at period / year end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares in Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term.

Amortization is shown in “Net income on equity investments” in the Statements of Income. (Note 6).

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each period end.

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are exposed by its representative value at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each period / year end, when applicable.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In such cases, for the Shopping Centers, the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

•

For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases and decreases in allowances for the three-month period ended September 30, 2007 and the year ended June 30, 2007 are detailed in Schedule E.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 2:	(Continued)

18.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historial nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

19.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

20.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred.

21.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.07 Ps.	06.30.07 Ps.
Cash in local currency	152,740	176,434
Cash in foreign currency (Schedule G)	5	5
Banks in local currency	967,293	1,450,421
Banks in foreign currency (Schedule G)	1,893,910	7,093,996

Total Cash and Banks	3,013,948	8,720,856

b) Accounts receivable:

	09.30.07 Ps.	06.30.07 Ps.
Current
Checks to be deposited	22,572,175	18,207,870
Leases and services receivable	20,814,637	22,623,631
Debtors under legal proceedings	16,076,802	15,368,557
Pass-through expenses receivable	7,557,197	7,924,898
Receivable from the sale of Alcorta Plaza´s land (i) (Schedule G)	6,234,011	6,008,654
Notes receivable (Schedule G)	1,586,852	1,636,749
Mortgage receivable Torres Abasto	492,981	467,108
Credit card receivable	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(22,246,016)	(21,427,224)

Total	53,088,652	50,810,256

Non-current
Notes receivable (Schedule G)	1,800,421	897,393
Mortgage receivable Torres Abasto	392,306	413,658
Leases and services receivable	19,099	36,273

Total	2,211,826	1,347,324

Total accounts receivable	55,300,478	52,157,580

(i)	Corresponds to the sale of the Alcorta Plaza’s land. As of September 30, 2007, one installment of USD 1.925 million is to be collected, with annual interest rate of 7.5%, which matures in March 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:	(Continued)

c)	Other receivables:

	09.30.07 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	18,210,485	18,204,138
Prepaid expenses	9,761,136	9,422,470
Prepaid services	698,578	1,350,302
Other tax credits	1,483,744	1,065,277
Other tax credits – Gross revenue tax	1,921,786	1,158,026
Prepaid gross revenue tax	685,990	662,987
Other prepaid tax	73,937	147,874
Dividends receivable (Note 5)	21,623,318	1,073,600
Guarantee deposits (i)	173,032	158,716
Other	1,628,214	67,948

Total	56,260,220	33,311,338

	09.30.07 Ps.	06.30.07 Ps.
Non-current
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenue tax	887,170	835,470
Guarantee deposits	233,250	229,606

Total	1,120,420	1,065,076

Total other receivables	57,380,640	34,376,414

(i)	Includes deposits which are restricted (see Note 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:	(Continued)

d)	Inventory:

	09.30.07 Ps.	06.30.07 Ps.
Current
Torres de Abasto (ii)	622,538	621,628
Re-sale merchandise	133,684	263,992
Torres de Rosario (i)	—	6,337,953

Total	756,222	7,223,573

(i)	On December 9, 2005 a preliminary sale contract between Alto Palermo S.A. and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. As of September 30, 2007 the Company rescinded this transaction and that land has been reclassified to Investments. See Schedule D.
(ii)	It is disclosed net of the allowance for impairment of Ps. 104,402 as of September 30, 2007 and June 30, 2007. (See Schedule E).

e)	Trade accounts payable:

	09.30.07 Ps.	06.30.07 Ps.
Current
Accruals	10,828,286	13,126,804
Suppliers	7,411,630	1,763,212
Foreign suppliers (Schedule G)	753,110	1,009,975
Other	41,398	54,398

Total	19,034,424	15,954,389

Non-current
Foreign suppliers (Schedule G)	—	20,804

Total	—	20,804

Total trade accounts payable	19,034,424	15,975,193

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:	(Continued)

f)	Short-term and long-term debt:

	09.30.07 Ps.	06.30.07 Ps.
Short-term debt
– Banks
Overdrafts	35,358,720	39,482,309

Subtotal	35,358,720	39,482,309

– Financial
Seller financing – Empalme S.A.I.C.F.A. y G (ii) (Schedule G)	11,970,000	11,753,400
Accrued interest for Unsecured Convertible Notes (i) (Note 5 and Schedule G)	2,975,359	6,483,373
Accrued interest of US Notes and Argentine peso-linked Notes (Schedule G) (iii)	18,035,135	6,412,646
Seller financing Empalme-S.A.I.C.F.A. y G (ii) (Schedule G) – Interest payable	278,303	8,815
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,130,998)	(1,016,499)
Other	90,778	90,778

Subtotal	32,218,577	23,732,513

Total	67,577,297	63,214,822

Long-term debt
– Financial
US Notes and Argentine peso-linked Notes (Schedule G) (iii)	532,020,000	525,180,000
Unsecured Convertible Notes (i) (Note 5 and Schedule G)	148,767,992	146,076,000
Seller financing – Empalme S.A.I.C.F.A. y G. (ii) (Schedule G)	5,985,000	5,876,700
Deferred charges related to fees and expenses in connection with the issuance of Notes	(5,084,064)	(4,823,494)

Total	681,688,928	672,309,206

Total short-term and long-term debt	749,266,225	735,524,028

(i)	See Note 11.
(ii)	Represents the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On June 25, 2007 the first principal installment was cancelled.
(iii)	See Note 20.

g)	Salaries and social security payable:

	09.30.07 Ps.	06.30.07 Ps.
Provision for vacation and bonuses	3,041,899	10,092,703
Social security payable	2,420,874	1,161,802
Payroll	2,601	2,250
Other (i)	1,889,569	211,604

Total salaries and social security payable	7,354,943	11,468,359

(i)	Includes debt related to the compensation plan for executive management.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:	(Continued)

h)	Taxes payable:

	09.30.07 Ps.	06.30.07 Ps.
Current
Income tax	12,156,377	7,718,643
Income tax withholdings	2,208,791	350,129
Value Added Tax (VAT) payable, net	2,097,393	3,238,398
Provision for tax on personal assets of shareholders	412,409	274,939
Gross revenue tax withholdings	331,640	333,588
Tax amnesty plan for gross revenue tax payable	185,881	181,761
Gross revenue tax accrued (not claimable)	179,603	176,714
Gross revenue tax provision	164,459	156,746
Other taxes	62,131	61,349

Total	17,798,684	12,492,267

Non-current
Deferred income tax (Note 9)	25,328,136	25,783,413
Tax amnesty plan for gross revenue tax payable	1,435,097	1,483,141

Total	26,763,233	27,266,554

Total taxes payable	44,561,917	39,758,821

i)	Customer advances:

	09.30.07 Ps.	06.30.07 Ps.
Current
Admission rights	19,599,705	18,942,490
Lease and services advances (i)	9,576,550	7,909,830
Customer advances	8,987,508	6,524,192
Advance for the sale of Rosario land (Schedule G) (ii)	—	2,510,520
Guarantee deposits	826,000	878,843

Total	38,989,763	36,765,875

	09.30.07 Ps.	06.30.07 Ps.
Non-current
Admission rights	25,347,696	23,870,559
Lease and services advances (i)	9,823,628	10,188,600

Total	35,171,324	34,059,159

Total customer advances	74,161,087	70,825,034

(i)	The balance of lease and services advances includes Ps. 1.1 million and Ps. 3.6 million current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month LIBOR plus 2-2.25%. As of September 30, 2007 the six-month LIBOR was 5.1325%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (see Note 3.d (i)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 3:	(Continued)

j)	Other liabilities:

	09.30.07 Ps.	06.30.07 Ps.
Current
Provision for Directors’ fees (Note 5)	9,123,939	7,235,001
Advances to Directors (Note 5)	(223,619)	(171,644)
Donations payable (Note 5)	2,103,470	2,963,470
Contributed leasehold improvements (i)	212,220	212,222
Withholdings and guarantee deposits	220,264	220,265
Other	230,916	587,645

Total	11,667,190	11,046,959

Non-current
Contributed leasehold improvements (i)	—	53,008
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	12,000	65,008

Total Other liabilities	11,679,190	11,111,967

(i)	Contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the three-month period ended September 30, 2007 and the year ended June 30, 2007.

k)	Provisions:

	09.30.07 Ps.	06.30.07 Ps.
Non Current
Provision for contingencies (i) (Schedule E)	5,878,708	5,345,955

Total provisions	5,878,708	5,345,955

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other income and expenses, net:

	09.30.07 Ps.	06.30.07 Ps.
Charge for doubtful receivables	(72,718)	(159,952)
Tax on personal assets of shareholders (Note 5)	(137,470)	(134,247)
Provision for contingencies	—	(1,234,262)
Provisions recovery	434,340	—
Donations	(3,553)	—
Other	(5,088)	337,732

Total other income and expenses, net	215,511	(1,190,729)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

NOTE 4:	COMMON STOCK

As of September 30, 2007, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with
	Par Value			the Public Registry of
	Ps.	Body	Date	Commerce
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 11.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			09.30.2007 Ps.	09.30.2006 Ps.	09.30.2007 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,148,351)	(1,293,931)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,690,781	2,842,355
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,999,511)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(99,975,525)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(4,336,907)	(3,045,074)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(592,766)	(174,889)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	780,496	11,088	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(974,763)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,738,161)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,114,246)	(1,484,476)	—	—
Other shareholders	Shareholder	Other expenses, net	(137,470)	(134,247)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	118,372	168,819	—	—
Tarshop S.A.	Subsidiary	Interest income	—	58,089	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	570,322	203,716
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	(318,000)	(28,440)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	(72,893)	—	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	947,602	827,227
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(818,045)	(1,192,649)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	1,048,161	648,786
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(85,779)	(148,437)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	36,000	36,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	—	(1,156)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	—	1,073,600
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	166	—	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	30,000	30,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	639,248	510,222
Fibesa S.A.	Subsidiary	Interest income	15,761	5,702	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Other current receivables	—	—	56,353	54,849
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Administration fees - Leases and services	1,500	1,500	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	88,973	83,099
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	2,992,197	3,136,688
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(2,099)	(2,099)
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Administration fees – Leases and services	10,500	10,500	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Interest income	—	12,316	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	2,696,110	3,382,925
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	21,623,318	—
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(5,001)	(1,480,738)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(2,301,392)	(49,964,577)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			09.30.2007 Ps.	09.30.2006 Ps.	09.30.2007 Ps.	06.30.2007 Ps.
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	23,083	24,396
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	4,046,178	3,910,297
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	119,581	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	—	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,658,533	1,883,507
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,061,520)	(917,736)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(473,379)	(551,585)	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	5,367	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	101,980	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(125,170)	(104,863)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(131,153)	(105,022)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,716	2,578
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	1,936	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(31,733)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,895	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(278,537)	(188,520)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(251,048)	(274,683)	—	—
Director’s Fees	Directors	Other current liabilities	—	—	(8,900,320)	(7,063,357)
Directors	Directors	Short-term debt	—	—	(630)	(1,373)
Directors	Directors	Long-term debt	—	—	(31,500)	(30,930)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(1,366)	(959)	—	—
Directors	Directors	Directors fees	(2,086,690)	(1,781,337)	—	—
Directors and management	Directors	Other current receivables	—	—	10,179	5,450
Loans to the personnel	Personnel	Other current receivables	—	—	485,359	549,409
Loans to the personnel	Personnel	Interest and exchange differences with related parties	—	—	—	(4,447)
Loans to the personnel	Personnel	Interest income	15,933	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(700,000)	(1,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	328	322
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	152,598	57,138
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(455)	(995)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,806)	(22,394)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(989)	(694)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(366)	(366)
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	4,470	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	(64)	(64)
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,360	1,059
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	5,360	70,756
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(91,262)	(33,600)
Canteras Natal del Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	956	952
Falabella	Shareholder of Mendoza Plaza Shopping S.A.	Other current receivables	—	—	7,500	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	75,223	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6:	NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	09.30.07 Ps.	09.30.06 Ps.
Income on equity investments	12,902,138	13,224,296
Amortization of goodwill and higher investment values	(844,884)	(616,703)
Loss due to charge in equity interest	—	(118)

Total	12,057,254	12,607,475

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	As of September 30, 2007, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 55,683 concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 52,972 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

iii)	Ps. 50,600 concerning the case “Lopez Armando Francisco with Alto Palermo S.A.”.

b)

As regards the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2007 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of September 30, 2007 there is Ps. 33 million in the Equity investment account related to the shares of Empalme S.A.I.C.F.A. y G., which have been pledged. (See Schedule C).

NOTE 8:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	09.30.07	09.30.06
Weighted-average outstanding shares	782,064,214	782,035,506
Weighted-average diluted ordinary shares	2,242,824,213	2,239,489,549

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 8:	(Continued)

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	09.30.07 Ps.	09.30.06 Ps.
Net income for calculation of basic earnings per share	21,139,131	19,330,948
Interest – Unsecured Convertible Notes	3,761,517	3,681,113
Exchange difference	2,691,992	850,090
Income tax	(2,258,728)	(1,585,921)

Net income for calculation of diluted earnings per share	25,333,912	22,276,230

Net basic earnings per share	0.0270	0.0247
Net diluted earnings per share	0.0113	0.0099

NOTE 9:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Cash and banks	261,837	(330,088)	(68,251)
Accounts receivable	1,978,526	286,577	2,265,103
Other receivables	1,338,664	(1,077)	1,337,587
Inventories	(2,200,251)	2,129,629	(70,622)
Fixed assets	(9,745,535)	135,417	(9,610,118)
Intangible assets	(138,958)	104,218	(34,740)
Investments	(17,759,181)	(1,624,601)	(19,383,782)
Short-term and long-term debt	(2,043,999)	(131,273)	(2,175,272)
Tax payable	61,850	1,011	62,861
Other liabilities	1,037,215	(301,000)	736,215
Provision for contingencies	1,346,084	186,464	1,532,548
Tax loss carryforwards	80,335	—	80,335

Total net deferred tax liabilities	(25,783,413)	455,277	(25,328,136)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	09.30.07 Ps.		09.30.06 Ps.
Net income for the period (before income tax)		28,805,587	24,593,364
Current income tax rate		35%	35%

Income for the period at the tax rate		10,081,955	8,607,677
Permanent differences at the tax rate:
Restatement into constant currency (2)		1,505,359	2,635,776
Amortization of intangible assets		2,036	2,037
Amortization of higher values on equity investments		—	238,631
Amortization of goodwill		—	94,767
Donations		280,000
Results on equity investments		(4,265,101)	(5,774,353)
Other		62,207	(542,119)

Total income tax charge for the year	(1	) 7,666,456	5,262,416

(1)	Includes Ps. 455,277 related to deferred tax, Ps. 8,121,733 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 10:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A.

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Comercializadora Los Altos S.A.’s (Altocity.com S.A.’s continuing company) management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) plus a rate of 14% per year in dollars, capitalizable yearly.

Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed and agreement with Inversiones Falabella Argentina S.A. by which it was granted the irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3.0 million as expressly established in the agreement.

NOTE 11:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2007 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of September 30, 2007 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 12:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2008 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 13:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6.3 million.

The Company has an insurance coverage against all risks and civil responsibility to cover this type of disaster. During the present period part of the insurance liquidation process related with the reconstruction work has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 6.8 million. As of the issuance date of these unaudited financial statements, the final insurance liquidation process is pending because of other items included in the insurance coverage mentioned above. The amount of Ps. 0.3 million related to this items has been collected as early payment.

NOTE 14:	ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14:	(Continued)

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961,151. The company was included in APSA’s financial statements as from December 31, 2006. As of September 30, 2007, APSA y SAPSA have paid USD 6,000,000 and the amount related to the adjustment after the closing date, remaining three installments of USD 2,000,000 due in December 2007, June and December 2008, respectively. Such installments accrue interest at a 6% nominal annual rate. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. With each installments cancellation, the encumbrance will be gradually lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

NOTE 15:	PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006, the Company entered into a share purchase agreement with Telefónica Argentina S.A., to acquire 808,354 shares of common stocks, issued and outstanding of E-Commerce Latina S.A., and 11 shares of common stocks, issued and outstanding of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) for a total price of Ps. 85,876. Such agreement was subject to obtaining the approval of these transactions by the National Anti-Trust Commission. By late December 2006, the notification from this agency approving this transaction was received and in January 2007, the agreed-upon price was settled and the conveyance of shares was formalized.

Through this operation, the Company has obtained total share control of E-Commerce Latina S.A., owner of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company).

During April 2007, Alto Palermo S.A. signed a share purchase agreement with Shopping Alto Palermo S.A. whereby Alto Palermo S.A. sells, assigns and transfers to Shopping Alto Palermo S.A. 161,671 shares of E–Commerce Latina S.A. (10% of the ownership interest) in the amount of Ps. 17,175.

NOTE 16:	RESTRUCTURING OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.’S CONTINUING COMPANY) ACTIVITIES

The Board of Directors of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), a company controlled by E-Commerce Latina S.A. decided to restructure most of its activities carried out thus far, extending for such purpose the activities described in its corporate purpose. On January 6, 2007, the Shareholders’ Meeting extended the corporate purpose aiming at adding activities that will allow reaching an adequate financial and economic balance.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 16:	(Continued)

As from March 2007, the sale of products on the Internet ended completely. The reason for this decision relies on the fact that adequate scale economies were not achieved.

Over the last few months of the fiscal year ended June 30, 2007, this company started to operate as lease agent, linking the Company and potential tenants of the available space in certain commercial centers.

NOTE 17:	ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CÓRDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center that also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company will be assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2,513 (Argentine pesos two thousand five hundred and thirteen) every 47 months. As of the filing date of these financial statements, the concession is at the 182 month, with a current monthly fee of Ps. 10,052 (Argentine pesos ten thousand and fifty two) while the next increase is scheduled for the 186 month.

The offer made by the Company to purchase such property was Ps. 32.5 million, payable as follows: 30%, or Ps. 9.7 million upon being awarded and the remaining balance of Ps. 22.7 million upon signing the ownership title deed.

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 17:	(Continued)

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. The Company has recorded this transaction as an addition in Fixed Assets.

NOTE 18:	NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that will be developed in the Saavedra neighbourhood, Buenos Aires City, by Panamerican Mall S.A. (PAMSA), a company organized at the end of the last year in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo made capital contributions to PAMSA for Ps. 158.3 million and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Phillips Argentina S.A.) for the amount of Ps. 59.9 million. Likewise, APSA has pledged to make future capital contribution to PAMSA for up to a maximum amount of USD 37.8 million, aiming at completing the works and securing the startup and exploitation of the commercial center, which have been partially integrated at the issuance date of these unaudited financial statements.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A., which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24.6 million and sold to PAMPA the plot of land facing the Melián, Vedia and Arias streets, (adjacent to the plot sold by APSA) for a total amount of Ps. 61.5 million and pledged to make the capital contribution for complete the works and the startup of the commercial center up to a maximum amount of USD 9.4 million. These capital contributions have been parcially integrated at the issuance date of these unaudited financial statements.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and / or apartment building and represents one of the most important ventures to be started by the Company.

NOTE 19:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

The Company has developed during the year ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 19:	(Continued)

the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

NOTE 20.	ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

NOTE 21.	EXERCISE OF OPTION

During August 2007, the Company exercised an option for acquiring 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 21:	(Continued)

Commission for the Defence of Competitiveness, among other, which to the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with in due time and form, the Company will make a total investment of USD 24.4 million, which is estimated will not occur before 2008.

This option has been accounted for in Non-Current Investment. (Schedule D).

NOTE 22:	SUBSEQUENT EVENTS

Barter transaction agreement

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is USD 1,115,300.

As a complementary consideration in favor of the Company, Condominios del Alto S.A. will pay to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of USD 1,100,000; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 800,000.

Finally, the Company granted to Condominios an option to acquire an exchange on Plot 2h, close to the transferred plot.

Meeting of Shareholders held on October 25, 2007

On October 25, 2007 the Annual Meeting of Shareholders by majority resolved the following items:

•	Approval of the financial statements for the fiscal year ended June 30, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 22:	(Continued)

•	Appropriation of a cash dividend of Ps. 55,721,393 prior to deducting 5% from the results for legal reserve and the remnant to be allocated to the “Reserve for New Projects” account.

•	Fees payable to the Board of Directors for Ps. 8,200,000 for the year ended June 30, 2007.

•	The reform of sections 12 (adjust the regulation referred to guarantee to Directors) and 15 (make possible that the Board of Directors meeting be held at a distance).

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule A

Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period	Depreciation						Net carrying value as of September 30, 2007 Ps.	Net carrying value as of June 30, 2007 Ps.
						Accumulated as of beginning of year	Rate %		For the period		Accumulated as of end of the period Ps.
									Amount Ps.	Decreases Ps.
Properties:
Shopping centers:
- Abasto	252,589,339	37,691	—	570,657	253,197,687	71,663,614	(	*)	1,975,281	—	73,638,895	179,558,792	180,925,725
- Alto Avellaneda	173,510,623	253	—	411,059	173,921,935	88,325,782	(	*)	2,329,686	—	90,655,468	83,266,467	85,184,841
- Paseo Alcorta	106,571,231	—	—	243,106	106,814,337	47,716,190	(	*)	1,013,340	—	48,729,530	58,084,807	58,855,041
- Patio Bullrich	160,093,133	186,991	—	957,661	161,237,785	57,614,534	(	*)	1,686,273	—	59,300,807	101,936,978	102,478,599
- Alto NOA	43,307,958	—	—	—	43,307,958	16,267,694	(	*)	518,460	—	16,786,154	26,521,804	27,040,264
- Alto Rosario	91,494,342	37,553	—	9,500	91,541,395	5,808,960	(	*)	669,479	—	6,478,439	85,062,956	85,685,382
Other real estate	9,770,088	23,056,674	—	9,835,170	42,661,932	910,209	(	*)	223,241	—	1,133,450	41,528,482	8,859,879
Leasehold improvements	4,313,700	—	—	—	4,313,700	3,642,749	(	*)	95,132	—	3,737,881	575,819	670,951
Facilities	12,610,342	358,325	—	224,528	13,193,195	3,248,030	10		292,289	—	3,540,319	9,652,876	9,362,312
Furniture and fixtures	11,310,058	539,597	—	318,168	12,167,823	6,919,522	10		372,171	—	7,291,693	4,876,130	4,390,536
Vehicles	205,933	—	—	—	205,933	155,451	33		6,310	—	161,761	44,172	50,482
Computer equipment	14,301,174	57,972	—	—	14,359,146	12,506,657	33		310,879	—	12,817,536	1,541,610	1,794,517
Software	6,213,071	154,649	—	—	6,367,720	4,745,287	20		218,605	—	4,963,892	1,403,828	1,467,784
Advances for the purchase of fixed assets (2)	24,994,237	1,024,482	—	(14,076,275)	11,942,444	—	—		—	—	—	11,942,444	24,994,237
Work in progress:
- Rosario	40,532	6,650	—	(40,532)	6,650	—	—		—	—	—	6,650	40,532
- Patio Bullrich	657,915	696,347	—	207,328	1,561,590	—	—		—	—	—	1,561,590	657,915
- Alcorta	5,576,589	4,563,153	(94,425)	(220,146)	9,825,171	—	—		—	—	—	9,825,171	5,576,589
- Abasto	333,503	14,800	(4,011)	(322,492)	21,800	—	—		—	—	—	21,800	333,503
-Avellaneda	4,479,238	4,064,488	(2,500)	1,882,268	10,423,494	—	—		—	—	—	10,423,494	4,479,238
Alto NOA	—	52,725	—	—	52,725	—	—		—	—	—	52,725	—
Software	—	142,892	—	—	142,892	—	—		—	—	—	142,892	—

Total as of September 30, 2007	922,373,006	34,995,242	(100,936)	—	957,267,312	319,524,679			(1) 9,711,146	—	329,235,825	628,031,487

Total as of June 30, 2007	873,185,478	49,543,696	(356,168)	—	922,373,006	282,875,532			36,958,673	(309,526)	319,524,679		602,848,327

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 83,958, which is expensed.
(2)	Includes Ps. 11,125,290 for the agreement executed to built and purchase the parking slots at cost.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule B

	Original values			Amortizations					Net Carrying value as of September 30, 2007	Net carrying value as of June 30, 2007
	Value as of beginning of year Ps.	Decreases Ps.	Value as of end of period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	Rate %	For the period	Accumulated as of end of the period Ps.
							Amount Ps. (1)
Trademarks	494,546	—	494,546	382,107	—	10	12,361	394,468	100,078	112,439
Pre-operatives expenses:
Rosario	4,332,072	—	4,332,072	3,850,730	—	33.33	361,006	4,211,736	120,336	481,342

Total as of September 30, 2007	4,826,618	—	4,826,618	4,232,837	—	—	373,367	4,606,204	220,414	—

Total as of June 30, 2007	5,777,954	(951,336)	4,826,618	3,690,707	(951,336)	—	1,493,466	4,232,837	—	593,781

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule C

						Issuer’s information
						Last financial statement issued
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.2007 Ps.	Value recorded as of 06.30.2007 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Shareholders’ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	71,809,563	70,418,136	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén – Mendoza	09.30.07	28,256,870	1,629,306	97,568,849	85.40
Mendoza Plaza Shopping S.A.-Higher investment value			4,938,708	5,000,185
Tarshop S.A. – Equity value	1	7,557,775	43,138,849	38,278,071	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	09.30.07	9,447,219	6,075,973	53,923,563	80
Tarshop S.A. – Goodwill			181,690	242,254
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	15,317,915	14,991,825	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center		09.30.07	25,054,000	607,425	28,533,482	53.684
Emprendimiento Recoleta S.A. – Goodwill			(466,995)	(485,675)		Av. Pueyrredón 2501 – C.A.B.A.
Shopping Neuquén S.A.—Equity value			846,509	887,769	Development of Undertakings	Rivadavia 86 3º Floor Of. 9- Neuquén	09.30.07	2,200,000	(41,381)	6,615,064
Shopping Neuquén S.A.—Higher investment value	1	2,081,706	7,007,790	7,007,790							94.623
Shopping Neuquén S.A.—Irrevocable contributions			5,669,112	5,459,112
Inversora del Puerto S.A.- Equity value (3)		—	—	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	09.30.07	—	—	—	—
Shopping Alto Palermo S.A -Equity value	1	165,829,132	173,694,469	237,325,718	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	09.30.07	165,829,123	4,573,722	173,694,471	99.9999
E-Commerce Latina S.A.—Equity value	1	1,455,037	1,673,352	1,767,778	Holding	Florida 537 – 18º Floor C.A.B.A.	09.30.07	1,616,708	(104,920)	3,495,216	90
Fibesa S.A. – Equity value	0.00000001	999,900	7,269,113	5,452,019				0,01	1,817,275	7,269,839	99.9999
Fibesa S.A. – Goodwill			5,988,677	6,502,016	Agent	Moreno 877 22º Floor – C.A.B.A.	09.30.07
Empalme S.A.I.C.F.A. y G – Equity value (2)	1	7,860,300	32,972,710	32,648,534				8,274,000	341,239	34,708,117	95
Empalme S.A.I.C.F.A. y G – Goodwill		—	(9,684,887)	(9,835,585)	Real estate investments	José A de Goyechea 2851 – Altos de San Martín - Córdoba	09.30.07
Empalme S.A.I.C.F.A. y G – Higher investment value			24,349,496	24,728,377
Panamerican Mall – Equity value	1	98,384,000	146,910,700	147,141,160	Real estate Investments and developments	Moreno 877 – 22° Floor – C.A.B.A.	09.30.07	122,980,000	(288,072)	183,638,378	80
Panamerican Mall – Higher investment value			30,244,149	25,499,088
Conil S.A. – Equity value	1	6,000	199,255	201,248	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	09.30.07	12,000	(3,987)	398,510	50
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) – Equity value	1	168,573	226,286	235,722	Management of business on our own and third-parties real state and other assets, and activities and services related to he electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.	09.30.07	1,685,732	(94,365)	4,080,566	10
Total			562,286,461	613,600,127

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.
(2)	See Note 7.c).
(3)	On September 28, 2007 this company has been liquidated.

ALTO PALERMO S.A. (APSA)

Other Investments

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule D

Items	Value as of 09.30.2007 Ps.	Value as of 06.30.2007 Ps.
Current
Time deposit in local currency (*)	139,626,364	—
Time deposit in foreign currency (Schedule G) (*)	146,578,569	—
Mutual Funds in local currency (*)	88,390,011	86,099,240
Mutual Funds in foreign currency (Schedule G)	—	292,736,151
Bonds- BODEN 2008	6,518,171	—
Bonds- PRE 2008	1,006,323	—

Total current	382,119,438	378,835,391

Non Current
Advances for purchase of shares (1)(Schedule G)	1,866,000	1,108,239
Land reserve:
- Caballito Plot of land (2)	36,683,255	36,680,754
- Torres Rosario Plot of land	19,937,914	16,110,481
- Air Space Coto Supermarket	13,143,445	13,143,445
Other real estate	2,505,468	2,505,468

Total non current	74,136,082	69,548,387

Total	456,255,520	448,383,778

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.
(1)	See Note 21.
(2)	See Note 7.b).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases/ reclassifications Ps.		Carrying value as of September 30, 2007 Ps.		Carrying value as of June 30, 2007 Ps.
Deducted from assets:
Allowance for doubtful accounts	21,427,224	(3)	1,116,674	(1)	(297,882)		22,246,016		21,427,224
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275		2,208,275
Impairment of inventory	104,402		—		—	(2)	104,402	(2)	104,402
Included in liabilities:
Provision for non current contingencies	5,345,955	(3)	733,853	(1)	(201,100)		5,878,708		5,345,955

Total as of September 30, 2007	29,085,856		1,850,527		(498,982)		30,437,401		—

Total as of June 30, 2007	29,253,280		6,392,057		(6,559,481)		—		29,085,856

(1)	Corresponds to the usage of the period.
(2)	Set forth in Note 3.d) ii).
(3)	Set forth in Schedule H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

Schedule F

	09.30.07 Ps.	09.30.06 Ps.
Cost of leases and services
Expenses (Schedule H)	14,658,246	11,253,155

Cost of leases and services	14,658,246	11,253,155

Cost of other
Stock as of beginning of year	7,223,573	7,859,082
Transfers (1)	(6,653,422)	—
Purchases of the period	911	—
Obsolescence decreases	—	(24,999)
Gain from recognition of inventories at net realizable value	185,160	(10,357)
Expenses (Schedule H)	5,455	18,768
Stock as of end of the period (Note 3.d)	(756,222)	(7,823,726)

Cost by other	5,455	18,768

(1)	Includes Ps. 3,827,433 related to transfers to non-current investments and Ps. 130,309 related to transfers to the cost of goods for advertising events that are disclosed as pass-through expenses receivable (Note 3.b).

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule G

Items	Class	Amount of foreign currency	Prevailing exchange rate Ps. (1)	Total as of September 30, 2007 Ps.	Total as of June 30, 2007 Ps.
Assets
Current Assets
Cash and banks	USD	160,699	3.110	499,775	5,823,841
Cash and banks	Euros	314,314	4.4355	1,394,140	1,270,160
Investments	USD	47,131,373	3.110	146,578,569	292,736,151
Leases and services receivable	USD	2,004,505	3.110	6,234,011	6,486,727

Total Current Assets		49,610,891		154,706,495	306,316,879

Non-current Assets
Investments	USD	600,000	3.110	1,866,000	1,108,239
Leases and services receivable	USD	339,248	3.110	1,055,061	286,728

Total Non-Current Assets		939,248		2,921,061	1,394,967

Total Assets as of September 30, 2007		50,550,139		157,627,556	—

Total Assets as of June 30, 2007		100,681,516		—	307,711,846

Liabilities
Current Liabilities
Trade accounts payable	USD	239,083	3.150	753,110	1,009,975
Customers advances	Euros	—	—	—	2,510,520
Short-term debt	USD	8,481,659	3.150	26,717,225	22,305,151

Total Current Liabilities		8,720,742		27,470,335	25,825,646

Non-Current Liabilities
Trade accounts payable	USD	—	—	—	20,804
Long-term debt	USD	169,127,934	3.150	532,752,992	523,112,700

Total Non-Current Liabilities		169,127,934		532,752,992	523,133,504

Total Liabilities as of September 30, 2007		177,848,676		560,223,327	—

Total Liabilities as of June 30, 2007		177,272,690		—	548,959,150

(1)	Exchange rates as of September 30, 2007 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

Schedule H

	Total as of September 30, 2007	Costs						Expenses		Total as of September 30, 2006
		Other Costs	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Items	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.
Depreciation and amortization	10,000,555	—	10,000,555	51,742	—	(51,742)	10,000,555	—	—	9,145,322
Condominium expenses and collective promotion fund non-recovered	2,382,424	—	2,382,424	87,542	—	(87,542)	2,382,424	—	—	1,339,830
Taxes, rates, contributions and services	2,470,179	4,946	15,040	2,741,336	215,140	(2,956,476)	19,986	826,151	1,624,042	1,829,116
Fees for Directors	2,086,690	—	—	—	—	—	—	2,086,690	—	1,781,337
Parking	866,474	—	866,474	—	—	—	866,474	—	—	567,254
Fees and payments for services	1,254,902	—	—	934,279	—	(934,279)	—	1,254,902	—	1,250,558
Salaries, bonuses and social security taxes	1,465,061	—	—	6,835,186	802,068	(7,637,254)	—	1,379,303	85,758	1,392,450
Maintenance, repairs, cleaning and security	697,196	509	659,900	5,111,837	10,866	(5,122,703)	660,409	36,787	—	271,500
Personnel expenses	210,633	—	—	365,886	28,389	(394,275)	—	210,633	—	115,639
Advertising	17,329	—	—	—	3,566,347	(3,566,347)	—	—	17,329	34,946
Contingencies	733,853	—	733,853	—	—	—	733,853	—	—	(42,094)
Allowance for doubtful accounts	1,116,674	—	—	—	—	—	—	—	1,116,674	261,013
Insurance	46,474	—	—	120,213	4,944	(125,157)	—	46,474	—	90,330
Bank charges	228,657	—	—	—	—	—	—	228,657	—	94,384
Rental	34,849	—	—	191,857	13,562	(205,419)	—	34,849	—	53,201
Regulatory Authority expenses	44,351	—	—	—	—	—	—	44,351	—	33,260
Freight and transportation	6,016	—	—	76,591	11,712	(88,303)	—	6,016	—	7,366
Training expenses	553,232	—	—	—	—	—	—	—	553,232	70,602
Stationary	5,730	—	—	372,888	22,239	(395,127)	—	5,730	—	12,478
Indemnity	166,006	—	—	—	—	—	—	—	166,006	27,386
Commissions	28,211	—	—	—	—	—	—	—	28,211	—
Other	71,754	—	—	54,623	1,420	(56,043)	—	71,709	45	72,655
Other services	—	—	—	31,748	576	(32,324)	—	—	—	—
Expenses recovery	—	—	—	(16,975,728)	(4,677,263)	21,652,991	—	—	—	—

Total as of September 30, 2007	24,487,250	5,455	14,658,246	—	—	—	14,663,701	6,232,252	3,591,297	—

Total as of September 30, 2006	—	18,768	11,253,155	—	—	—	11,271,923	5,451,416	1,685,194	18,408,533

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the three-month period beginning on July 1, 2007 and ended September 30, 2007 compared with the year ended June 30, 2007

Schedule I

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2007

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, November 5, 2007 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business principally engaged in the holding, development, managing and acquisition of Shopping Centers in Argentina, is hereby showing its profits and losses for the first Quarter of fiscal year 2008 ended September 30, 2007.

Net income for the three-month period was Ps. 21.1 million, in comparison with the Ps. 19.3 million gain for the same period of the previous year. This improvement represents an increase of 9.4%.

Total revenues as of September 30, 2007, were Ps. 138.1 million, that is, 36.7% higher than revenues recorded during the same period of the previous year. This increase principally results from the excellent period of consumption and the increase of the revenues from our segments of Shoppings and Credit Cards.

Gross profit of the period improved significantly by 27.3%, from Ps 67.2 million in the first quarter of fiscal year 2007 to Ps. 85.5 million during the same period of fiscal year 2008. The consolidated operating income for the period recorded an income of Ps. 47.2 million as compared to Ps. 44.1 million recorded during the same period of the previous year, representing an increase of 7.1%.

EBITDA1 for the three-month period is Ps. 66.8 million representing an increase of 11% with respect to the EBITDA of the same period of the previous year.

Comments on the operation of the three-month period

Following its fourth year of steady growth, the Argentine economy has undergone during the third quarter of 2007 -in line with official data- an inter-annual 8.3% increase of its Gross Domestic Product (PBI). The most significant forces that have driven this expansion process were investments and private consumption. As regards the first, the investment level reached was 22% on the PBI, and regarding the second, private consumption increased 8.2% in seasonally adjusted inter-annual terms. Consequently, during calendar year 2007 unemployment rate decreased to 8.2% this being the lowest in the last 13 years.

Public finances continued evolving favorably during the first eight months of calendar year 2007, basically due to the steady rhythm of income increases. The primary cash result obtained in the National Public Sector was 16.2% above the same period of 2006 (values not adjusted by inflation). Measured in relative terms to the PBI, the primary accumulated surplus in the twelve- month period from August 2006 - August 2007 was 3.6%. This amount was used to face the financial services for interests of the national public debt.

With respect to foreign accounts, Argentina will register a the trade balance surplus of USD 6,021 million during calendar year 2007.

[1]	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

Supermarkets and shopping centers sales for the nine-month periods ended September 30, 2006 and 2007 were 14.77% and 19.35% over the measurements recorded in equal period of the previous calendar year, respectively.

Construction is one of the principal motors in the Argentine economy. During the first nine months of calendar year 2007, the indicator of the construction activity prepared by the National Institute of Statistic and Census (INDEC) showed an increase of 16% in respect of equal period of the previous year.

Sales in Commercial Centers during September decreased in seasonally adjusted terms with respect to August, according to INDEC data. However, the trend still shows a promissory path.

During the three-month period ended September 30, 2007 our lessees continued increasing sales reaching Ps. 852.8 million. Such sales represents 33.2% higher than sales for the same period the previous year.

The commercial success of our lessees continues increasing the demand for place in our Commercial Centers. We have been, therefore, able to maintain the occupancy at a level of 97.2%. Evolution of this variable not only refers to an improvement of our business but it also shows the excellent quality of our Commercial Centers portfolio.

ALTO PALERMO S.A. (APSA)

Panamerican Mall Center Project - City of Buenos Aires. In December 2006 we entered into a series of agreements for the construction, marketing and administration of a new commercial center to be developed in Saavedra in the City of Buenos Aires by Panamerican Mall S.A. this being a recently incorporated company in which we hold an 80% shareholding. Beside from the construction of a commercial center, the project includes a hypermarket, a cinema complex and an office and/or residential building. This is one of the most significant projects of the Company. During March 2007 we started building the commercial center and we estimate that the opening will take place during year 2009.

Acquisition of Patio Olmos. On September 25, 2007 the Company signed the transfer deed with the Government of the Province of Córdoba for the real estate in which the Patio Olmos commercial center is currently operating. The transfer of the related concession contract was also signed. The balance of the price agreed amounting to Ps. 22.7 million was cancelled on the same date.

Neuquén Project. On September 20, 2007 the Municipality of Neuquén approved the feasibility of our new urban project as well as the research on the potential environmental impact due to the construction of the housing project in the City of Neuquén. Beginning on such date, the Company has 150 days term to submit the layout of the works. The project includes the construction of a commercial center, a hypermarket and a housing complex.

Credit Cards Segment.

Tarshop S.A. is the credit cards company in which we have an 80% share.

Our credit cards business unit showed an income of Ps. 4.8 million which represents a decrease with respect to the income of Ps. 5.7 million recorded during the same period of the previous year.

Net income recorded a significant increase of 44.1% going from Ps. 40.2 million during the first period of fiscal year 2007 to Ps. 58.0 million in the same period of the current fiscal year. The operating result recorded was Ps. 7.1 million.

The credit portfolio, including the securitized coupons as of September 30, 2007 was Ps. 760.6 million that is 73.2% higher to the portfolio of Ps. 439.1 million as of September 30, 2006.

Regarding collections, the delay in the 90 days credits due as of September 30, 2007 was 4.9%.

ALTO PALERMO S.A. (APSA)

Other Significant Events of the Quarter

Financial Debt

As of September 30, 2007, the Company’s financial debt is as follows:

Type of Debt	Remaining Amount	Rate	Due in
Convertibles Notes	USD 47,227,934	10%	Jul-14
Negociable Bonds Class I	USD 120,000,000	7.875%	May-17
Negociable Bonds Class II	Ps. 154,020,000	11%	Jun-12
Standard Bank	Ps. 40,000,000	12.30%	Nov-07

In respect of Class I and II Negotiable Bonds, the respective issues are Classes 1 and 2 within the Global Program of Negotiable Bonds Issuance in a nominal value of up to USD 200,000,000 authorized by the National Securities Commission through its Resolution 15,614 of April 19, 2007.

Commercial Strategy

Our aim is to continue offering a wide variety of commercial proposals during the coming quarter, in line with our customers’ needs. We intend to provide more activities, promotions and entertainments so that our clients not only recognize but also feel themselves identified with our proposals, this being a similar process than the one developed during the past years. In addition, we will continue evaluating the various investment opportunities in the industry of commercial centers with the purpose of increasing our property portfolio in the City of Buenos Aires and in the interior of the country as well. The process of remodeling of our commercial centers, such as Alto Palermo Shopping, Alto Avellaneda, Patio Bullrich, Paseo Alcorta and Shopping Abasto is estimated to be finally completed during the first six-month period of year 2008. The renewal of existing shopping centers and the permanent evaluation and development of new projects are key issues to keep our leading position in the industry.

ALTO PALERMO S.A. (APSA)

Main Consolidated Financial Ratios

For the three-month periods ended September 30, 2007 and 2006

(In Argentine Pesos)

	September 30, 2007 (Ps.)	September 30, 2006 (Ps.)	Change	% change
EBITDA (1)	66,797,231	60,183,988	6,613,243	11.0%
EBITDA per share	0.85	0.77	0.08	10.4%
EBITDA per share - Fully Diluted	0.29	0.27	0.02	7.4%
Financial Debt (2)	752,827,255	191,895,341	560,931,914	292.3%
Shares Outstanding (Ps, 1 p,v,)	78,206,421	78,206,421	—	0.0%
Shares Outstanding Fully Diluted	226,974,413	224,801,928	2,172,485	1.0%
Price per share (Ps, 1 p,v,)	13.60	7.50	6.10	81.3%
Market Capitalization	1,063,607,326	586,548,158	477,059,168	81.3%
Market Capitalization Fully Diluted	3,086,852,017	1,686,014,468	1,400,837,549	83.1%
Enterprise Value (3)	1,312,443,780	700,805,680	611,638,100	87.3%
Enterprise Value Fully Diluted	3,186,920,479	1,653,676,476	1,533,244,003	92.7%
Financial Debt / Enterprise Value	0.57	0.27	0.30	111.1%
FFO (4)	40,927,382	38,312,121	2,615,261	6.8%
FFO per share	0.52	0.49	0.03	6.1%
Net income for the period	21,139,131	19,330,948	1,808,183	9.4%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies) minus overdraft.
(3)	Outstanding shares at their market value at the end of each period plus financial debt minus cash and banks and current investment.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	09.30.2007 Ps.	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.
Current assets	713,865,023	241,595,616	177,525,312	110,435,246
Non-current assets	1,437,526,608	1,141,662,214	1,093,125,416	1,022,970,582

Total	2,151,391,631	1,383,257,830	1,270,650,728	1,133,405,828

Current liabilities	428,713,704	299,397,980	339,201,667	153,594,162
Non-current liabilities	804,526,869	225,945,432	104,003,687	186,043,239

Subtotal	1,233,240,573	525,343,412	443,205,354	339,637,401

Minority interest	73,104,700	31,732,807	27,137,974	15,800,200
Shareholders’ equity	845,046,358	826,181,611	800,307,400	777,968,227

Total	2,151,391,631	1,383,257,830	1,270,650,728	1,133,405,828

ALTO PALERMO S.A. (APSA)

3.	Consolidated income structure as compared with the same period of the three previous years.

	09.30.2007 Ps.	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.
Operating income	47,200,218	44,053,179	28,702,479	18,257,422
Net loss on equity investments	(14,075)	(293,933)	(146,884)	(239,014)
Amortization of goodwill	(1,012,304)	(1,170,937)	(1,189,020)	(1,206,699)
Financial results, net	(7,775,544)	(4,042,905)	(5,367,579)	(5,874,247)
Other (expense) income, net	375,310	(1,603,456)	(379,668)	(815,479)
Income tax	(15,958,126)	(15,283,702)	(11,129,881)	(7,245,465)
Minority interest	(1,676,348)	(2,327,298)	(1,189,620)	(412,143)

Net income	21,139,131	19,330,948	9,299,827	2,464,375

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

5.	Key ratios as compared with the same period of the three previous years.

	09.30.2007 Ps.	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.
Liquidity

Current assets	713,865,023	241,595,616	177,525,312	110,435,246

Current liabilities	428,713,704	299,397,980	339,201,667	153,594,162

Ratio	1.70	0.81	0.52	0.72

Indebtedness

Total liabilities	1,233,240,573	525,343,412	443,205,354	339,637,401

Shareholders’ equity	845,046,358	826,181,611	800,307,400	777,968,227

Ratio	1.46	0.64	0.55	0.44

Solvency

Shareholders’ equity	845,046,358	826,181,611	800,307,400	777,968,227

Total liabilities	1,233,240,573	525,343,412	443,205,354	339,637,401

Ratio	0.69	1.57	1.81	2.29

ALTO PALERMO S.A. (APSA)

	09.30.2007 Ps.	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.
Non Current Assets to total Assets

Non current assets	1,437,526,608	1,141,662,214	1,093,125,416	1,022,970,582

Total assets	2,151,391,631	1,383,257,830	1,270,650,728	1,133,405,828

Ratio	0.67	0.83	0.86	0.90

Profitability

Net income for the fiscal year	21,139,131	19,330,948	9,299,827	2,464,375

Average shareholders’ equity	823,907,227	806,845,584	791,007,573	772,938,775

Ratio	0.026	0.024	0.012	0.003

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2007

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	09.30.07 Ps.	06.30.07 Ps.	03.31.07 Ps.	12.31.06 Ps.	Total Ps.
Accounts receivable, net	1,181,572	804,004	537,118	5,367,572	7,890,266
Other receivables, net	833,310	637,034	—	118,005	1,588,349

b)	Past due payable:

	09.30.07 Ps.	06.30.07 Ps.	03.31.07 Ps.	12.31.06 Ps.	Total Ps.
Trade accounts payable	809,934	166,427	96,444	2,117,352	3,190,157
Short-term debt	454,199	247,516	216,439	5,521,628	6,439,782

c)	Receivables and liabilities with no fixed term:

09.30.07 Ps.
Other receivables	652,513
Financial Bank loans	90,788
Taxes payable	25,328,137
Other liabilities	12,000
Provisions	5,878,708

d)	Current receivables to mature:

	12.31.07 Ps.	03.31.08 Ps.	06.30.08 Ps.	09.30.08 Ps.	Total Ps.
Accounts receivable, net	19,459,170	13,445,537	4,598,601	7,695,078	45,198,386
Other receivables, net	44,591,948	3,917,971	3,917,971	1,824,718	54,252,608

ALTO PALERMO S.A. (APSA)

3.	(Continued)

e)	Non-current receivables to mature:

	09.30.09 Ps.	09.30.10 Ps.	09.30.11 Ps.	09.30.12 Ps.	Total Ps.
Accounts receivable, net	1,615,885	305,948	101,764	188,229	2,211,826
Other receivables, net	460,598	210,923	51,770	163,879	887,170

f)	Current liabilities to mature:

	12.31.07 Ps.	03.31.08 Ps.	06.30.08 Ps.	09.30.08 Ps.	Total Ps.
Trade accounts payable	8,824,880	5,519,407	794,726	705,254	15,884,267
Customer advances	5,912,637	7,410,327	11,885,072	7,341,945	32,549,981
Short-term debt	49,127,428	(282,750)	5,841,402	12,800,439	67,486,519
Related parties	5,955,370	102,316	102,316	102,316	6,262,318
Salaries and social security payable	5,004,883	1,375,891	—	974,169	7,354,943
Taxes payable	17,657,723	45,939	46,980	48,042	17,798,684
Other liabilities	9,239,357	108,121	2,211,591	108,121	11,667,190

g)	Non-current liabilities to mature:

	09.30.09 Ps.	09.30.10 Ps.	09.30.11 Ps.	09.30.12 Ps.	Total Ps.
Customer advances	16,002,668	8,678,418	3,494,047	6,996,191	35,171,324
Long-term debt	26,913,592	43,247,906	43,440,710	568,086,720	681,688,928
Taxes payable	203,320	222,393	243,255	766,128	1,435,096

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	46,854,641
Foreign currency	(1)	6,234,011

Non-current
Local currency	(1)	1,156,765
Foreign currency	(1)	1,055,061

(1)	Does not accrue interest, except for Ps. 885,287 that accrue interest at a variable market rate and Ps. 5,986,750 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

b)	Other receivables, net:

		Ps.
Current
Local currency	(1)	56,260,220

Non-current
Local currency	(1)	1,120,420

(1)	Does not accrue interest, except for Ps. 6,851,342 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency	(1)	18,281,314
Foreign currency	(2)	753,110

(1)	Does not accrue interest, except for Ps. 738,842 that accrue interest at a variable rate.
(2)	Accrue interest at a variable market rate.

d)	Customer advances:

Current
Local currency	(1)	38,989,763

Non-current
Local currency	(1)	35,171,324

(1)	Does not accrue interest, except for Ps. 4,707,126 that accrue interest at a variable market rate.

e)	Financial bank loans:

Current
Local currency	(1)	40,860,072
Foreign currency	(1)	26,717,225

Non current
Local currency	(1)	148,935,936
Foreign currency	(1)	532,752,992

(1)	Includes Ps. 698,742,992 that accrue interest at a fixed rate and Ps. 35,358,720 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

f)	Salaries and social security payable:

Ps.
Current
Local currency	(1)	7,354,943

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	17,798,684

Non Current
Local currency	(1)	26,763,233

(1)	Does not accrue interest, except for Ps. 1,620,978 that accrue interest at a fixed rate.

h)	Related parties:

Current
Local currency	(1)	6,262,318

(1)	Includes Ps. 1,702,769 that accrue interest at a variable market rate.

i)	Other liabilities:

Current
Local currency	(1)	11,667,190

Non-current
Local currency	(1)	12,000

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	5,878,708

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

5.	Related parties.

See Note 5 and Schedule C to the basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	246,182,543	179,558,792	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	111,028,998	58,084,807	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	95,080,532	83,266,467	Fire, full risk and dismissed profit
Patio Bullrich Shopping	71,372,378	101,936,978	Fire, full risk and dismissed profit
Alto Noa Shopping	52,301,362	26,521,804	Fire, full risk and dismissed profit
Alto Rosario Shopping	89,317,790	85,062,956	Full risk, construction and assembly,
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 12.

Autonomous City of Buenos Aires, November 5, 2007.

Alejandro G. Elsztain Executive Vice-president acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2007 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2007 and 2006 and the complementary notes 1 to 22 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2007 and 2006, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report on July 30, 2007, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2007 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2007, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps.2,159,743, which was not claimable at that date.

Autonomous City of Buenos Aires, November 5, 2007

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240